Mail Stop 3561

April 7, 2008

Mr. Thomas W. Horton
 Chief Financial Officer
AMR CORPORATION
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

> **Re: AMR Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 1-08400**
>
> **and**
>
> **American Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 1-02691**

Dear Mr. Horton:

We have reviewed your filings and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis

Overview

1. Refer to the discussion announcing plans to divest AMR Eagle, your wholly-owned regional carrier. Please tell us in detail your reasons for not reflecting the operations of AMR eagle as either held for disposal (other than by sale) or held for sale, at December 31, 2007, in accordance with paragraphs 27 through 31 of SFAS No. 144. We note you expect to complete the divestiture in 2008 and further, that you are able to determine the amount revenues and pre-tax income generated by AMR Eagle as disclosed in the Business section of the filing. We may have further comments after review of your response.

2. Please also tell us whether and how the 24 planes grounded and held for disposal have been presented in your financial statements at December 31, 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief